					Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2006	2005	2004	2003	2002

Earnings from continuing operations before income
from equity investees	$61,596	$14,982	$19,900	$(5,448)	$14,103

Add back:
Fixed charges	146,103	137,837	116,584	104,626	95,280
Amortization of previously capitalized interest	4,329	3,843	3,612	3,256	2,601
Distributed income of Unconsolidated Joint
Ventures (1)	33,544	95,249	40,070	36,740	27,912

Deduct:
Capitalized interest	(9,803)	(9,940)	(5,995)	(9,134)	(6,317)
Preferred distributions	(2,460)	(2,460)	(12,244)	(9,000)	(9,000)

Earnings available for fixed charges and
preferred dividends	$233,309	$239,511	$161,927	$121,040	$124,579

Fixed Charges
Interest expense (2)	$128,643	$121,612	$95,934	$84,194	$77,479
Capitalized interest	9,803	9,940	5,995	9,134	6,317
Interest portion of rent expense	5,197	3,825	2,411	2,298	2,484
Preferred distributions (3)	2,460	2,460	12,244	9,000	9,000

Total Fixed Charges	$146,103	$137,837	$116,584	$104,626	$95,280

Preferred dividends (4)	23,723	27,622	17,444	16,600	16,600

Total fixed charges and preferred dividends	$169,826	$165,459	$134,028	$121,226	$111,880

Ratio of earnings to fixed charges and
preferred dividends	1.4	1.4	1.2	1.0 (5)	1.1

(1)
In December 2005, a 50% owned unconsolidated joint venture sold its interest in Woodland. The Company's $52.8 million equity in the gain on the sale is separately presented on the face of the income statement.

(2)
Interest expense for the year ended December 31, 2006 includes charges of $3.1 million in connection with the write-off of financing costs related to the respective pay-off and refinancing of the loans on The Shops at Willow Bend and Dolphin Mall when the loans became prepayable without penalty. Interest expense for the year ended December 31, 2005 includes a $12.7 million charge incurred in connection with a prepayment premium and the write-off of financing costs related to the refinancing of The Mall at Short Hills and the pay-off of the the Northlake Mall Loan, and debt modifications in connection with the pay-off of the Oyster Bay loan.

(3)	TRG preferred distributions for the year ended December 31, 2004 include a $2.7 million charge relating to the redemption of the Series C and D Preferred Equity.
(4)
Preferred dividends for the year ended December 31, 2006 include $4.7 million of charges recognized in connection with the redemption of the Series A and I Preferred Stock. Preferred dividends for the year ended December 31, 2005 include a $3.1 million charge related to the partial redemption of the Series A Preferred Stock.

(5)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $0.2 million.